UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                                    OMB APPROVAL

                                                           OMB Number: 3235-0145
                                                      Expires: December 31, 2005
                                                        Estimated average burden
                                                       hours per response.....11

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                         MEMC Electronic Materials, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552715-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           David A. Spuria                                  Cody L. Franklin                              Linda D. Barker
           Texas Pacific Group                       Leonard Green & Partners, L.P.                      The TCW Group, Inc.
     301 Commerce Street, Suite 3300            11111 Santa Monica Boulevard, Suite 2000          865 S. Figueroa Street, Suite 1800
           Fort Worth, TX 76102                           Los Angeles, CA 90025                         Los Angeles, CA 90017
              (817) 871-4000                                 (310) 954-0438                                 (213) 244-0000

                                                                 With copies to:


                                             Howard A. Sobel, Esq.                                         Richard A. Boehmer, Esq.
                                                Latham & Watkins       Jennifer Bellah Maguire, Esq.        O'Melveny & Myers LLP
            Paul J. Shim, Esq.                 885 Third Avenue,        Gibson, Dunn & Crutcher LLP         400 South Hope Street
   Cleary Gottlieb Steen & Hamilton LLP            Suite 1000             333 South Grand Avenue                 Los Angeles,
            One Liberty Plaza                  New York, NY 10022          Los Angeles, CA 90071              California  90071
            New York, NY 10006                   (212) 906-1200               (213) 229-7000                    (213) 430-6000
              (212) 225-2000
------------------------------------------------------------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                         August 16, 2005
------------------------------------------------------------------------------------------------------------------------------------
                                       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                         Page 2 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TPG Wafer Holdings LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00 - Contributions of Partners of Affiliates

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    OO (Limited Liability Company)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                         Page 3 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TPG Wafer Partners LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00 - Contributions of Partners of Affiliates

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    OO (Limited Liability Company)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                         Page 4 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TPG Advisors III, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                         Page 5 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    T3 Advisors, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                         Page 6 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    T3 Advisors II, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                         Page 7 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Green Equity Investors III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO - Contribution of Partners

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                         Page 8 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Green Equity Investors Side III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO - Contribution of Partners

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                         Page 9 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GEI Capital III, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    OO - Limited Liability Company

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                        Page 10 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LGP Management, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                        Page 11 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Leonard Green & Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                        Page 12 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TCW/Crescent Mezzanine Partners III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                        Page 13 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TCW/Crescent Mezzanine Trust III

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    OO (Trust)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                        Page 14 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The TCW Group, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not Applicable.

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    HC, CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                        Page 15 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TCW Asset Management Company

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not Applicable.

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    HC, CO, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                        Page 16 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TCW/Crescent Mezzanine III, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not Applicable.

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    OO (Limited Liability Company)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 552715-10-4                                        Page 17 of 25 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TCW/Crescent Mezzanine Partners III Netherlands, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                  (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
                          7  SOLE VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
  EACH REPORTING          8  SHARED VOTING POWER
      PERSON                 56,153,802 (See Items 4 and 5.)
       WITH
                          9  SOLE DISPOSITIVE POWER


                         10  SHARED DISPOSITIVE POWER
                             56,153,802 (See Items 4 and 5.)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,153,802 (See Items 4 and 5.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9% (See Items 4 and 5.)

14  TYPE OF REPORTING PERSON*

    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 10 (this "Amendment") supplements Items 4, 6 and 7 and amends and restates Item 5 of the Schedule 13D (the "Schedule") filed on November 23, 2001, as amended by Amendment No. 1 filed on January 31, 2002, Amendment No. 2 filed on August 9, 2002, Amendment No. 3 filed on September 30, 2002, Amendment No. 4 filed on May 22, 2003, Amendment No. 5 filed on June 3, 2003, Amendment No. 6 filed on September 19, 2003, Amendment No. 7 filed on February 17, 2004, Amendment No. 8 filed on January 5, 2005 and Amendment No. 9 filed on February 25, 2005 by the Reporting Persons with respect to the Common Stock of the Company. All capitalized terms used but not defined in this Amendment have the meanings ascribed to such terms in the Schedule.

Item 4.           Purpose of Transaction.

                  Sale of Common Stock.

                  On August 16, 2005, the Company, TPG Wafer Holdings LLC ("Wafer Holdings"), TPG Wafer Partners LLC ("Wafer Partners"), TPG Wafer Management LLC ("Wafer Management"), Green Equity Investors III, L.P. ("GEI"), Green Equity Investors Side III, L.P. ("GEI Side"), TCW/Crescent Mezzanine Partners III, L.P. (TCW Partners"), TCW/Crescent Mezzanine Trust III ("TCW Trust") and TCW/Crescent Mezzanine Partners III Netherlands, L.P. ("TCW Netherlands," together with Wafer Partners, Wafer Management, GEI, GEI Side, TCW Partners and TCW Trust, the "Warrant Shares Selling Stockholders"; the Warrant Shares Selling Stockholders and Wafer Holdings are referred to herein as the "Selling Stockholders") entered into an underwriting agreement (the "Underwriting Agreement") with Lehman Brothers Inc., Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriters"). Pursuant to the Underwriting Agreement, and under a registration statement of the Company on Form S-3 (File No. 333-109120) and a registration statement on Form S-3 (File No. 333-127614) filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the "Securities Act"), as supplemented by a prospectus supplement dated August 16, 2005 filed pursuant to Rule 424(b) of the Securities Act with the Securities and Exchange Commission (collectively, the "Registration Statement"), the Selling Stockholders sold an aggregate of 18,250,000 shares of Common Stock to the Underwriters (the "Offering"), including 10,000,000 shares of Common Stock (the "Warrant Shares") issued to the Warrant Shares Selling Stockholders upon exercise of 10,000,000 Warrants held by them. The public offering price of the Offering was $17.25 per share, less an underwriting discount of $0.16 per share. The Offering was settled on August 22, 2005.

                  Exercise of Warrants

                  In connection with the sale of the Warrant Shares in the Offering, the Warrant Shares Selling Stockholders exercised an aggregate of 10,000,000 Warrants, the exercise price of which were paid by surrendering to the Company, in the aggregate, an additional 1,989,391 Warrants held by the Warrant Shares Selling Stockholders. As a result of these transactions, Wafer Partners is the record owner of 2,764,271 Warrants; Wafer Management is the record owner of 70,159 Warrants; GEI is the record owner of 914,559 Warrants; GEI Side is the record owner of 6,864 Warrants; TCW Partners is the record owner of 770,003 Warrants; TCW Trust is the record owner of 119,960 Warrants; and TCW Netherlands is the record owner of 31,460 Warrants.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 is hereby amended and restated in its entirety to read as follows:

                  (a), (b) The Reporting Persons may be deemed to beneficially own, and have shared voting and dispositive power with respect to, up to 56,153,802 shares of Common Stock, representing in the aggregate approximately 24.9% of the outstanding shares of Common Stock of the Company. This percentage is calculated based on 209,991,545 shares of Common Stock outstanding as of August 15, 2005 as reported in the Registration Statement and assumes the issuance of Warrant Shares upon exercise of Warrants by the Warrant Shares Selling Stockholders, the sale by the Selling Stockholders of 18,250,000 shares of Common Stock in the Offering, and the exercise in full of the remaining 4,677,276 Warrants held by the Warrant Shares Selling Stockholders.

                  Each of the Reporting Persons may be deemed to be part of one or more "groups" for purposes of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, but disclaims that status.

                  (c) Except as described herein, no transactions in shares of Common Stock of the Company were effected during the past 60 days by the Reporting Persons and the TPG Controlling Persons or to the best of their knowledge, by any of the individuals identified in Item 2.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Lock-up Agreement.

                  On or about August 16, 2005, each of the Selling Stockholders and the Underwriters entered into a lock-up letter agreement (the "Lock-Up Letter Agreement") in connection with the Offering. The provisions of the Lock-Up Letter Agreement are set forth in Form of Lock-Up Letter Agreement attached as an exhibit to this Amendment, and are incorporated herein in their entirety by this reference in response to this Item 6.

Item 7.           Material to be Filed as Exhibits.

Exhibit 34 Underwriting Agreement dated as of August 16, 2005 by and among MEMC Electronic Materials, Inc., the Selling Stockholders, Lehman Brothers Inc., Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Exhibit 35 Form of Lock-Up Letter Agreement, dated as of August 16, 2005, from each of the Selling Stockholders to Lehman Brothers Inc., Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Wafer Holdings LLC is true, complete and correct.

Dated:  August 23, 2005

                                           TPG WAFER HOLDINGS LLC


                                           By: /s/ David A Spuria
                                               ----------------------
                                           Name:  David A Spuria
                                           Title:  Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Wafer Partners LLC is true, complete and correct.

Dated:  August 23, 2005

                                           TPG WAFER PARTNERS LLC


                                           By: /s/ David A Spuria
                                               ----------------------
                                           Name:  David A Spuria
                                           Title:  Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors III, Inc. is true, complete and correct.

Dated:  August 23, 2005

                                           TPG ADVISORS III, INC.


                                           By: /s/ David A Spuria
                                               ----------------------
                                           Name:  David A Spuria
                                           Title:  Vice President


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to T(3) Advisors, Inc. is true, complete and correct.

Dated:  August 23, 2005

                                           T(3) ADVISORS, INC.


                                           By: /s/ David A Spuria
                                               ----------------------
                                           Name:  David A Spuria
                                           Title:  Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to T(3) Advisors II, Inc. is true, complete and correct.

Dated:  August 23, 2005

                                           T(3) ADVISORS II, INC.


                                           By: /s/ David A Spuria
                                               ----------------------
                                           Name:  David A Spuria
                                           Title:  Vice President


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Green Equity Investors III, L.P. is true, complete and correct.

Dated:  August 23, 2005

                                           GREEN EQUITY INVESTORS III, L.P.

                                           By: GEI Capital III, LLC,
                                                 its General Partner


                                           By: /s/ John Danhakl
                                               ----------------------
                                           Name:  John Danhakl
                                           Title:  Manager


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to GEI Capital III, LLC is true, complete and correct.

Dated:  August 23, 2005

                                           GEI CAPITAL III, LLC



                                           By: /s/ John Danhakl
                                               ----------------------
                                           Name:  John Danhakl
                                           Title:  Manager


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to LGP Management, Inc. is true, complete and correct.

Dated:  August 23, 2005

                                           LGP MANAGEMENT, INC.



                                           By: /s/ John Danhakl
                                               ----------------------
                                           Name:  John Danhakl
                                           Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Leonard Green & Partners, L.P., is true, complete and correct.

Dated:  August 23, 2005

                                           LEONARD GREEN & PARTNERS, L.P.

                                           By: LGP Management, Inc.,
                                                 its General Partner



                                           By: /s/ John Danhakl
                                               ----------------------
                                           Name:  John Danhakl
                                           Title: Vice President


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Green Equity Investors Side III, L.P. is true, complete and correct.

Dated:  August 23, 2005

                                           GREEN EQUITY INVESTORS SIDE III, L.P.

                                           By: GEI Capital III, LLC,
                                                 its General Partner


                                           By: /s/ John Danhakl
                                               ----------------------
                                           Name:  John Danhakl
                                           Title:  Manager


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine Partners III, L.P. is true, complete and correct.

Dated:  August 23, 2005

                                           TCW/CRESCENT MEZZANINE PARTNERS III,
                                             L.P.


                                           By: TCW/Crescent Mezzanine III,
                                                 LLC, its general partner


                                           By: /s/ Lazarus N. Sun
                                               ----------------------
                                           Name:  Lazarus N. Sun
                                           Title:  Authorized Signatory

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine Partners III Netherlands, L.P. is true, complete and correct.

Dated:  August 23, 2005

                                           TCW/CRESCENT MEZZANINE PARTNERS III
                                             NETHERLANDS, L.P.


                                           By: TCW/Crescent Mezzanine III,
                                                 LLC, its general partner


                                           By: /s/ Lazarus N. Sun
                                               ----------------------
                                           Name:  Lazarus N. Sun
                                           Title:  Authorized Signatory

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine Trust III is true, complete and correct.

Dated:  August 23, 2005

                                           TCW/CRESCENT MEZZANINE TRUST III


                                           By: TCW/Crescent Mezzanine III, LLC,
                                                 its managing owner


                                           By: /s/ Lazarus N. Sun
                                               ----------------------
                                           Name:  Lazarus N. Sun
                                           Title:  Authorized Signatory


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to The TCW Group, Inc. is true, complete and correct.

Dated:  August 23, 2005

                                           THE TCW GROUP, INC.


                                           By: /s/ Lazarus N. Sun
                                               ----------------------
                                           Name:  Lazarus N. Sun
                                           Title:  Authorized Signatory

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW Asset Management Company is true, complete and correct.

Dated:  August 23, 2005

                                           TCW ASSET MANAGEMENT COMPANY


                                           By: /s/ Lazarus N. Sun
                                               ----------------------
                                           Name:  Lazarus N. Sun
                                           Title:  Authorized Signatory

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine III, LLC is true, complete and correct.

Dated:  August 23, 2005

                                           TCW/CRESCENT MEZZANINE III, LLC


                                           By: /s/ Lazarus N. Sun
                                               ----------------------
                                           Name:  Lazarus N. Sun
                                           Title:  Authorized Signatory